Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Successor	Predecessor
	February 13 – December 31, 2010	January 1 – February 12, 2010	2009	2008	2007	2006

Earnings:
Income before income taxes	$3,899	$482	$3,081	$3,800	$3,583	$3,552
Add:
Interest and other fixed charges, excluding capitalized interest	72	16	124	97	87	113
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	225	35	267	278	282	261
Distributed income of investees accounted for under the equity method	5	−	5	5	4	3
Amortization of capitalized interest	−	1	4	5	4	4
Less:
Equity in earnings of investments accounted for under the equity method	15	1	12	13	19	27
Total earnings available for fixed charges	$4,186	$533	$3,469	$4,172	$3,941	$3,906
Fixed charges:
Interest and fixed charges	$85	$17	$142	$114	$104	$127
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	225	35	267	278	282	261
Total fixed charges	$310	$52	$409	$392	$386	$388
Ratio of earnings to fixed charges	13.50x	10.25x	8.48x	10.64x	10.21x	10.07x